United States securities and exchange commission logo





                            October 13, 2023

       Boaz Weizer
       Chief Executive Officer
       ZOOZ Power Ltd.
       4B Hamelacha St.
       Lod 7152008
       Israel

                                                        Re: ZOOZ Power Ltd.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted September
18, 2023
                                                            CIK No. 0001992818

       Dear Boaz Weizer:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted September 18, 2023

       Questions and Answers about the Business Combination and the Extraordinary General Meeting
       Q: What percentage of the combined company will be owned by Keyarch shareholders who elect not to redeem their shares?, page 17

   1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders by including a sensitivity analysis showing a range of
redemption scenarios, including minimum, maximum and interim redemption levels.
 Boaz Weizer
FirstName LastNameBoaz  Weizer
ZOOZ Power    Ltd.
Comapany
October 13,NameZOOZ
            2023      Power Ltd.
October
Page 2 13, 2023 Page 2
FirstName LastName
Q: What interests do the Sponsor and the current officers and directors of Keyarch have in the
Business Combination?, page 20

2. Given that the Initial Stockholders, the Sponsor and the Keyarch directors have agreed to vote in favor of the proposals, please specify the percentage of votes by public or nonaffiliated holders required to approve each of the proposals.
3. Please describe the current value of any loans extends, fees due to, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
4. We note that you have waived the doctrine of corporate opportunities. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction
         held by the sponsor and the company   s officers and directors,
including any fiduciary or
         contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
Summary
The Business Combination Agreement
Merger Consideration, page 28

5. Your disclosure here and on page 119 indicates that ZOOZ intends to effect a stock split to cause the implied value of the outstanding ZOOZ ordinary shares to equal $10 per share prior to the Effective Time. Please explain how the reverse share split based on the conversion ratio of approximately 11.4168 disclosed throughout the filing will result in an implied value of ZOOZ ordinary shares of $10 per share prior to the Effective Time, considering the trading price of ZOOZ ordinary shares on the TASE. Summary
Redemption Rights, page 33

6. Your disclosure here that the minimum cash condition is 5,000,001 is inconsistent with your disclosure elsewhere in the filing which states that the minimum cash condition is
         $10 million. Please revise or advise.
Anticipated Accounting Treatment, page 35

7.       You indicate here and on page 43 that ZOOZ   s existing shareholders
may have the
         greatest voting interest in the Combined Company under either redemption scenarios.
         Please explain the basis for this assertion, considering that, under the No Redemption
         Scenario, Keyarch   s existing shareholders, including the EBC Shares,
are expected to own
         50.3% of the Combined Company and ZOOZ   s existing shareholders are
expected to only
         have 49.7% ownership in the Combined Company based on the charts on pages 17 and 45.
 Boaz Weizer
FirstName LastNameBoaz  Weizer
ZOOZ Power    Ltd.
Comapany
October 13,NameZOOZ
            2023      Power Ltd.
October
Page 3 13, 2023 Page 3
FirstName LastName
Risk Factors
The Restated ZOOZ Articles will provide that unless ZOOZ..., page 87

8. We note that you have designated the federal district courts of the United States as the sole and exclusive forum for claims arising under both the Securities Act and the
         Exchange Act. Please revise your risk factor to highlight that Section 22 of the Securities act grants concurrent jurisdiction to both state and federal courts. Additionally, revise to highlight that the exclusive forum provision may have the impact of discouraging claims or limiting the ability of shareholders to bring a claim in a forum they find favorable.
Risks Related to the Business Combination, page 88

9. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Risks related to Ownership of the Combined Company's Shares, page 91

10. We note your risk factor that the future sales of ZOOZ ordinary shares may cause a significant decline in their market price. Please expand this risk factor to highlight the impact that additional redemptions may have on your ability to fund the surviving company, including the likelihood that you will be unable to raise additional capital on favorable terms, if at all. Discuss the downward pressure potential sales of securities following additional capital raising transactions may have on the trading price of the combined entity.
Reasons of the Keyarch Board for the Business Combination and the Recommendation of the
Board, page 126

11. We note your statement that the board decision to recommend the transaction was including, but not limited to, the following material factors. Please revise to include, without qualification, the full list of material factors considered by the board when determining whether to recommend the business combination to shareholders.
Opinion of Keyarch's Financial Advisor, page 131

12. We note that your disclosures references a summary of the projections relied upon by the board. Please revise to include the full material projections presented to the board.
13. Please revise this discussion to clearly highlight the material assumptions underlying the projections and the limitations of the projections. Further, if the board considered multiple sets of projections other than those referenced here, each should be highlighted in your discussion, including the basis for the board's belief that the selected projections are reasonable.
 Boaz Weizer
FirstName LastNameBoaz  Weizer
ZOOZ Power    Ltd.
Comapany
October 13,NameZOOZ
            2023      Power Ltd.
October
Page 4 13, 2023 Page 4
FirstName LastName
ZOOZ's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 201

14. We note from the notes to the financial statements that operating expenses are offset by grants from governments and others as well as changes in fair value of liability-classified awards. Please revise to disclose the impact of offsetting amounts on results of operations.
EBC Shares, page 236

15. We note your disclosure that EarlyBirdCapital provided M&A advisory services to the company in connection with the business combination. Please revise to describe the nature of these services and the role of EarlyBirdCapital in the current transaction.
Certain Relationships and Related Person Transactions
Related Party Loans and Due to Affiliate, page 237

16. Please ensure your disclosure is complete. In this regard, we note that you also issued an unsecured promissory note in the principal amount of up to $180,000 to the Sponsor on
         July 25, 2023, in connection with the Extension.
ZOOZ Power Ltd.
Notes to the Financial Statements
Note 9 - Commitments and Contingencies, page F-18

17. Please revise to disclose the total contingent obligation for royalties as of the balance sheet date.
Note 14 - Research and Development Expenses, Net, page F-27

18.      We note from your accounting policy on page F-13 that government grants and
         reimbursements or cost-sharing from collaborative arrangements are offset against research and development expenses. Please reconcile the reduction for grants from governments and others to your discussion of commitments and contingencies on page F-
         18.
 Boaz Weizer
FirstName LastNameBoaz  Weizer
ZOOZ Power    Ltd.
Comapany
October 13,NameZOOZ
            2023      Power Ltd.
October
Page 5 13, 2023 Page 5
FirstName LastName
       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Nahal Nellis